Exhibit 99.3

 MANAGEMENT PRESENTATION

 Forward-Looking Statements - DisclaimerCertain statements in this presentation are forward-looking statements, including our 2022 guidance. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the ability to recognize the anticipated benefits of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, the “Business Combinations”), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company’s ability to successfully integrate the Connexity acquisition; costs related to the Business Combinations; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly- skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s registration statement on Form F-1 as amended and filed on September 30, 2021 subsequent filings with the Securities and Exchange Commission (“SEC”).Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward- looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.  Non-GAAP Financial MeasuresThis Presentation includes certain financial measures not presented in accordance with GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom, including free cash flow and ex-TAC Gross Profit, and related margin measures, as well as New Publisher ex-TAC Gross Profit. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP.This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.  Industry and Market DataIn this Presentation, the Company relies on and refer to certain information and statistics obtained from third-party sources, which it believes to be reliable. The Company has not independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data.This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.  2

   TODAY’S PRESENTERS      ADAM SINGOLDAFOUNDER & CEO  STEPHEN WALKERCFO  Founded Taboola over 13 years ago  Has led the company as its CEO ever since  6+ years at TaboolaLed several of Idealab's portfolio companies, including Perfect Market  Prior experience at Disney & General Electric

     AGENDA  Taboola Overview/ 2021 in review  Capturing a$64b market  Taboola’s differentiation and why we win  1    2    3  Strong financial model    4

 POWERING RECOMMENDATIONS FOR THE OPEN WEBHELPING PEOPLE DISCOVER THINGS THEY MAY LIKE

   TABOOLA = SEARCH “IN REVERSE”  FROM PEOPLE LOOKING FOR INFORMATIONTO INFORMATION LOOKING FOR PEOPLE

 YOU HAVE SEEN TABOOLA BEFORE

Taboola

SOLVING TREMENDOUSLY DIFFICULT TECHNOLOGICAL CHALLENGES

Predicting what people might be interested in without the intent data that Google has or the personal data that Facebook has and doing it at massive scale.

516M DAILY ACTIVE USERS[1]

More than Twitter and Snap combined[2]

1 Petabyte	330K+	1 Trillion
Data Processed by Taboola AI Daily[3]	CPU & GPU Cores[4]	Monthly Recommendations[5]

(1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations
(2) Twitter and Snap reported 187M and 249M (respectively) in Q3-2020 Earnings reports
(3)(4)(5)Source: Company estimates

FULL TECH STACK FOR PUBLISHERS:

LONG-TERM, EXCLUSIVE PARTNERSHIPS WITH PREMIUM PUBLISHERS

116%
NDR in 2021[1]
(Standalone)

15,000
publishers

GLOBAL

$2B+ PAID TO PUBLISHERS OVER 3 YEARS[1]

MONETIZATION
Monetizing with non-interruptive, native ads

ENGAGEMENT
Engaging users by recommending organic content

AUDIENCE
Driving quality audiences from across the network

Publishers on a 5+ Year Contract with Taboola

CBS Interactive, Bloomberg, msn, sport1, CNBC, NBC NEWS, NBC Sports, SYNACOR, USA TODAY, Lagardère, Daily Mail



(1) Source: Company Data. Net Dollar Retention (ex-TAC Gross Profit) is the net growth of ex-TAC Gross Profit from existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded) for the given period divided by the ex-TAC Gross Profit from the same period in the prior-year. Excludes Connexity.

Taboola

ADVERTISERS CHOOSE TABOOLA TO REACH THE OPEN WEB

Massive reach 516M Daily Active Users1

Performance focus with measurable ROI

Brand safe ad placements

Target ads based on what people truly care about

GM Mercedes-Benz BMW IBM HSBC QUALCOMM AMERICAN EXPRESS
verizon salesforce HITACHI CISCO intel DELL citi WELLS FARGO



Active Advertisers
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
2018-1
2018-2
2018-3
2018-4
2019-1
2019-2
2019-3
2019-4
2020-1
2020-2
2020-3
2020-4
2021-1
2021-2
2021-3
2021-4

- → Largest advertiser is 2% of total ad spend[1]
- → 10th largest advertiser is 1% of total ad spend[1]
- → 101% Net Dollar Retention over the period Q4 2018 - Q3, 2020[2] V

(1) Source: Company Data
(2) Excluding Q2-2020 due to expected one-time impact of COVID-19

Taboola

 2021 IN REVIEW - SIGNED INCREDIBLE PARTNERSHIPS  Winning and building partnerships with exciting new publishersBBC, Hearst, Penske Media, Line TodayRenewing and extending long term relationshipsNew contract with Microsoft through July 2024Global deals including 5 year renewals with both Le Figaro and La Dépêche du Midi groupNBC Sports and Future PLC as exclusive mid-article content recommendation and video providerNDTV for 10 Years!

9:41
NEWS
table.
"Cheese carrots are a Thanksgiving staple at my in-laws," they wrote. "It doesn't even look as nice as this picture. Literally just a block of Velveeta cheese and carrots baked together."
It's safe to say that with Thanksgiving recipes like these, there won't be an empty plate in sight.
Taboola Feed
Sponsored

2021 IN REVIEW – GAME CHANGING PRODUCT INNOVATIONS

Launched High Impact Placements bringing Taboola into mid-article, driving Brands & Agencies to 15% of Revenues

Introduced SmartbidDimensions using A.I. to couple contextual and demographic data with more user dimensions to maximize advertiser campaign performance autonomously

Announced new bidding technology, launching first with Microsoft, ultimately can extend the reach of our advertisers beyond our network of publishers

Taboola

2021 IN REVIEW – EXTENDING LEADERSHIP IN BRAND SAFETY

Attained in Q3 Trustworthy Accountability Group (TAG) brand safety certification

Announced a new partnership with DoubleVerify (DV) to embed DV's pre-bid brand safety and suitability targeting technology

Partnered with Oracle Moat to introduce video measurement offering directly integrated within Taboola Ads


9:41
enthusiasm, but I wish her well. I hope she hangs the moon," CNN reports McCaskill said.
Space is definitely opening up as an option for travelers looking for something more ambitious.
While many people inquiring about booking space travel are aviation and space enthusiasts, others see this as "the next great adventure to a place fewer than 1,000 people have been to before," Bush said. "Others see this as the dawn of a new industry and how they, too, can be pioneers."
TaboolaFeed
Our smile speaks them all.
Dominican Republic Has it all
Spring Away to Dominican Republic's Famous Sun, Sea and Sand
Visit Dominican Republic

Taboola

 2021 IN REVIEW -Connexity Acquisition  Acquired Connexity, creating a powerful e-Commerce partner for publishersHigh trust with merchants: 90%+ of revenue from direct relationships, 65% is CPCAnticipated Synergies: $100M+ Annual ex-TAC in 4 yearsUnique, scaled platform:        1,600+Direct Merchant Relationships  $4B+Gross Merchandise Sales  750MProduct Offerings (SKUs)  1M+Monthly Transactions  6k+Publisher Relationships

 2021 IN REVIEW –Taboola News  Breakout year for Taboola News  Samsung Brazil partnership, integrating content from Taboola’s premium publishers on Samsung devicesGlobal partnership with Xiaomi, 100 million mobile devices in 60 marketsAveraging more than 400 million monthly engagements on editorial content through mobile device and OEM partnerships

   INCREASED GUIDANCE AFTER EACH QUARTER  $1,378M   Revenues  $519M  ex-TAC Gross Profit1  2021  (1) Non-GAAP measures, see appendix for reconciliation to GAAP  $179M  Adj. EBITDA1   $1,277M   $445M  ORIGINAL PIPE EXPECTATIONS  $127M  16%   36%2  GROWTH RATE  69%  $441M  Gross Profit  $365M  38%  CONSISTENTLY EXCEEDED 2021 FINANCIAL EXPECTATIONS  (2) Pro Forma ex-TAC growth of 25%, above original PIPE Expectation of 16% growth

 before net financial expenses income tax expenses/    FY 2022GUIDANCE  GROWTH RATE VS 2021  Revenues $1,666 - 1,678M 21 - 22%      Gross Profit  $552 - 560M  25 - 27%  ex-TAC Gross Profit1  $661 - 669M  27 - 29%  Adj. EBITDA1, 2  $195 - 213M  9 - 19%    MOMENTUM CONTINUES INTO 2022Fast Growth | 30%+ Adj. EBITDA Margin | Strong Free Cash Flow1  Ratio of Adj. EBITDA to ex-TAC Gross Profit  30 - 32%Non-GAAP measures, see appendix for reconciliation to GAAPWe calculate Adjusted EBITDA as Net income (loss) before net financial expenses, income tax expenses/ benefit and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

     AGENDA  Taboola Overview/ 2021 in review  Capturing a$64b market  Taboola’s differentiation and why we win  1    2    3  Strong financial model    4

   TABOOLA’S DIFFERENTIATION AND WHY WE WIN  Growth fuelled by a network effect  Long-term yield increase opportunity  Taboola’s technology is resilient to the future disappearance of third-party cookies  Platform advantage driven by Taboola’s technology  Proven, founder-led management team  Superior financial profile with recurring revenues, scale, and profitable growth    1    2    3              4    5    6

   SCALE MATTERS IN OUR INDUSTRY- GROWTH WITH A BUILT-IN NETWORK EFFECT  More publisher partners  More users reached More Data Generated  More advertisers More Successful  Higher yield (Better Results for Advertisers and Publishers)    1

             WHAT MAKES UP YIELD    2  Click Through Rate (CTR):  The number of clicks that an ad receives divided by the number of times the ad is shown (impressions)A high CTR is a good indication that users find your ads relevant                          Cost Per Click (CPC):The amount advertisers pay for each click on their ads.  Conversion Rate:The percentage of users who have completed a desired action (e.g. purchase) after clicking on an ad.  CTRClick Through Rate  CPCCost Per Click  Conversio nRate          YIELD

2

HOW WE INCREASE YIELD



CTR and Conversions

Click Through Rate, Conversion Rates

- → **Algorithmic** improvements drive better prediction of what users will engage with
- → **More advertisers** on the platform and higher diversity of campaigns
- → **More data** that provides more contextual signals enables more accurate targeting
- → **Better user experience** increases the likelihood of engagement with the ad

CPC

Cost Per Click

- → **More advertisers** on the platform increases auction density
- → **Better attribution** measurement better reflects the value of conversions
- → **Automated bidding (SmartBid)** optimizes bids dynamically

Taboola

3

TABOOLA TECH IS BUILT FOR A COOKIE-LESS, IDFA/ ATT WORLD

Taboola has its own 1st party cookie - recommending personalized editorial content enables serving our own 1st party identifier

Unique readership context - deep access to the context of the page, allowing advertisers to target context (vs. “3rd party cookie behavior”)

People click on Taboola recommendations tens of billions of times a year[1] - re-hashing Taboola identifier across websites

(1) Source: Company data. Clicks represent total clicks on Taboola recommendations, including paid advertisements (“sponsored content”) and editorial ("organic") content



Mobile - Chrome
Mobile - Safari
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22

Taboola’s strong yield performance despite 3rd party cookies being blocked in the industry for years:

- Apple started blocking 3rd party cookies in 2017
- Firefox, Edge, etc are also blocking 3rd party cookies
- GDPR launched in 2018
- CCPA launched in 2019
- IDFA launched April, 2021

Taboola

 500R&D staff  100in Algo & Data  $100M+Annual R&D Investment        PLATFORM ADVANTAGE DRIVEN BY INVESTMENT IN TECH  4

   PROVEN, FOUNDER-LED MANAGEMENT TEAM  KRISTY SUNDJAJASVP, People Operations1 year at Taboola                ADAM SINGOLDAFounder & CEO13 years at Taboola  STEPHEN WALKERCFO6 years at Taboola  ELDAD MANIVPresident & COO8 years at Taboola  LIOR GOLANCTO11 years at Taboola  AVIV SINAI SVP, R&D13 years at Taboola  RAN BUCK SVP, Global Revenue7 years at Taboola  5

   FY 2022GUIDANCE  GROWTH RATE VS 2021  Revenues $1,666 - 1,678M 21 - 22%      Gross Profit  $552 - 560M  25 - 27%  ex-TAC Gross Profit1  $661 - 669M  27 - 29%  Adj. EBITDA1  $195 - 213M  9 - 19%    SUPERIOR FINANCIAL MODELFast Growth with 30%+ Adj. EBITDA Margin and Strong Cash Generation  Ratio of Adj. EBITDA to ex-TAC Gross Profit    6  30 - 32%Non-GAAP measures, see appendix for reconciliation to GAAPWe calculate Adjusted EBITDA as Net income (loss) before net financial expenses, income tax expenses/ benefit and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period

     AGENDA  Taboola Overview/ 2021 in review  Capturing a$64b market  Taboola’s differentiation and why we win  1    2    3  Strong financial model    4

TABOOLA IS POISED TO CAPTURE SHARE OF THE $64B OPEN WEB MARKET

More than ads, product led - driving engagement, and audience to the entire publisher org

---

Exclusive & direct relationships with publishers/advertisers - enables end-to-end innovation and predictable growth

---

1st party & contextual data, built for a cookieless world - We're "always on" - all users, all GEOs, all platforms. 500M+ DAU.(1)



YouTube
Google News
facebook
Instagram
Google Ads
Display & Video 360
THE OPEN WEB
Audience Network
PubMatic
xandr
theTradeDesk
Teads
Magnite
outbrain
Taboola
Amazon DSP
amazon

Source: Original Image: "State of the Open Internet" by Jounce Media, January 2020, Modified to reflect Taboola as part of The Open Web

(1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations

Taboola

RECOMMENDING *ANYTHING, ANYWHERE*
A MULTI BILLION DOLLAR OPPORTUNITY

Taboola

Core Business

$1B+ in 2021 & Growing Rapidly[2]

$10M's in 2021[1]

ANYWHERE

Taboola News
(mobile carriers, device manufacturers, CTV...)





NETFLIX
hulu
YouTube
HBO NOW
sling
Roku
SHOWTIME
VUDU
Plan Your Next Trip With Us!



5:45 PM
SAT, 18 AUG

$100M's in 2021[3]

ANYTHING

New products and segments
(TV ads, eCommerce, app downloads, gaming...)



BIG FARM
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considered. The lifecycle impact of the bag was dictated by raw material extraction and bag production, with the use of Chinese grid electricity
Read More

Note: Financial models take into consideration only the core business

(1)(2)(3)Source: Company data, Revenues. (3) includes Connexity

Taboola 29

 Winning $64B Core MarketReplacing Traditional Ads With Taboola Recommendations  Amazon recommending products - some are organic, some are paid. Similar to Taboola recommendations

 RECOMMENDING ANYTHING:  E-COMMERCE WITH CONNEXITY(15% of ex-TAC Gross Profit as of Q4 2021)

connexity
RETAIL PERFORMANCE MARKETING

Connexity Acquisition

One of the largest e-Commerce media platforms in the world

$800 million Total Consideration

Including purchase price and retention incentives

Closed September 1, 2021

Primarily a **cash transaction**

Approximately: $260M cash from balance sheet
$300M committed debt financing
$240M in Taboola stock

32

   THE FUTURE OF THE OPEN WEB IS E-COMMERCE  $1b GMS in 2020, 47% of H1 2021 media revenue, 56% YoY growth        $500m GMS in 2020,ecommerce to be 31% of revenue by 2024  $1b GMS in FY 2021,over 25% YoY growth in related revenue  Reviewed.com - 50% YoY top line growth for the last 3 years  33  Source: eMarketer, Publishers and Commerce 2021Source: Di giday, Digiday Research: Commerce is now a revenue stream for a majority of publishersSource: LinkedIn  60% of publishers list e-commerce as a top revenue opportunity.1  Publishers generating revenue from e- commerce has grown over 3x in the last year.2  There are nearly 150 Commerce Editors currently in the US - one of the fastest growing roles in the newsroom.3

   RECOMMENDING ANYTHING: E-COMMERCE AND HOW WE SERVE MERCHANTS IN THE OPEN WEB  MERCHANTS  Audience Network (Walled Gardens)  Search  Social  Publishers SolutionsMonetized Links in Editorial Content  Product Listings in Shopping Experiences  WALLED GARDENS                        OPEN WEB

EXPANDED TABOOLA TAM TO $124B
WITH E-COMMERCE AD BUDGETS



OPEN WEB - $64B
e-Commerce - ~$40B
WALLED GARDEN - $260B
e-Commerce - ~$60B

Taboola

$64B

+

$60B

=

$124B TAM

MERCHANTS NEED EFFECTIVE CHANNELS BEYOND THE WALLED GARDENS.

"For advertisers seeking brand-safe, transparent partners, reputable publishers deliver exposure and qualified customers from among their audiences."

eMarketer

$40B of the Open Web $60B is eCommerce. With Connexity we can fully tap into it for the first time.

$60B of Walled Garden TAM is eCommerce. With Connexity we can now tap into it.

Source: eMarketer, Statista, Harris Poll, Jounce, Company analysis, 2020

Taboola

ANTICIPATED SYNERGIES - $100M+ ANNUAL EX-TAC IN 4 YEARS

- ➔ Connexity on Taboola Publishers - and grow publishers % of traffic with intent
- ➔ Take Connexity Global
- ➔ Connexity merchant demand on Taboola publisher supply
- ➔ Expanding Connexity's Client base by Leveraging Taboola Ad Sales
- ➔ Better personalization/yield by merging datasets - recommendations + e-commerce



Taboola

 People - London office locations merged; NY planned in H1-2022. Complementary teams sharing info, tools, and resources.Ad Sales - Beginning global expansion of Connexity via Taboola’s international ad sales teams (first in China, Brazil)Publishers - started upselling to Taboola publishers, and building a more resource-heavy list of publishers to go “all in” with them on eCommerce  STRONG INITIAL INTEGRATION MOMENTUM

 RECOMMENDING ANYTHING:  BRANDS & AGENCIES(~ 15% of ex-TAC Gross Profit as of Q4 2021)

   TABOOLA HIGH IMPACTA premium solution for achieving brand awareness  Premium Ad Placements & ExperiencesBrand Safety & Adjacency ControlUnique Readership Data & Insights

 RECOMMENDING ANYWHERE:TABOOLA NEWS

   ANYWHERE: TABOOLA NEWS  41      BRINGING PREMIUM CONTENT TO PEOPLE EVERYWHERETaboola News delivers relevant content from our premium publisher partners, integrated into mobile phones and other user touchpoints.It creates new opportunities for engagement and revenue for mobile carriers, device manufacturers, publishers and brands.Running in more than 60 markets around the worldWith over 85M Monthly devicesBecoming a meaningful source of traffic to our publishersWORKING WITH THE TOP OEMS:

     AGENDA  Taboola Overview/ 2021 in review  Capturing a$64b market  Taboola’s differentiation and why we win  1    2    3  Strong financial model    4

   TABOOLA FOCUSES  ON PROFITABLE GROWTH1  Upside in our modelGrowth from Core Open Web business onlyConservative growth assumed for existing baseAdditional upside from existing growth initiatives and inorganicLong-term model 20%+ ex-TAC Gross Profit Growth30%+ Ratio of Adjusted EBITDA to ex-TAC Gross Profit  (1),(2),(3) Non-GAAP measure, see appendix for reconciliation to GAAP Note: Projections reflect the mid-point of 2002 guidance  PROFITABLE GROWTH RULE OF 40 BUSINESS

COVID-19 IN 2020 PROVED
THE RESILIENCY OF OUR MODEL

1



Yield[1]
180%
160%
140%
120%
100%
80%
60%
Strong Recovery
COVID-19 / Recession Dip
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20

RELENTLESS FOCUS ON YIELDS…

2



Cash Expenses as % of exTAC Gross Profit
Cash Exp - % of ex-TAC Gross Profit
80.0%
75.0%
70.0%
65.0%
60.0%
77.6%
77.0%
73.6%
72.2%
65.5%
2017
2018
2019 (Adj)
2020
2021A

… COMBINED WITH HISTORICALLY LOW COSTS

(1) Yield is a normalized measure of performance that controls for changes due to traffic shifts.
(2) Cash Expenses is the difference between Adj. EBITDA and exTAC Gross Profit. 2019 is adjusted to reflect Ratio of Adj. EBITDA to ex-TAC Gross Profit as detailed on the preceding slide.

Taboola

EXITED 2020 STRONGER THAN WE ENTERED WITH SUSTAINABLY HIGHER PERFORMANCE

1 **Sustainable yield increase, driving higher margins**

- → Worked with publisher partners to optimize for yield
- → Signed more advertisers seeking consumers digitally
- → Dramatic improvements in algorithms

2 **Reset cost base**

- → Hiring freeze permanently "right sized" organization (sustainable)
- → Reduced travel, real estate and overhead (partially sustainable)

GROWTH DRIVEN BY CORE
OPEN WEB INSTALLED BASE

1


New Publisher ex-TAC Gross Profit
ex-TAC Gross Profit Growth %
30%
20%
10%
0%
-10%
-20%
18%
1%
11%
10%
2018
2019
2020
2021

CONTINUED GROWTH FROM NEW SUPPLY...

2


Net Dollar Retention (ex-TAC Gross Profit)
Net Dollar Retneion (%)
140%
130%
120%
110%
100%
90%
80%
114%
104%
118%
116%
2018
2019
2020
2021
(Standalone)

... HELPS PROVIDE FUEL FOR GROWTH FROM A STRONG INSTALLED BASE.

1

New Publisher[1] ex-TAC Gross Profit

- Historically 10-15% new supply growth
- Projecting similar range going forward

2

Net Dollar Retention[2] Growth Has Two Elements

- Improvements in yield
- More supply from existing publishers
- Historically 110-120% on average

(1) New digital property partners within the first 12 months that were live on our network
(2) Net Dollar Retention (ex-TAC Gross Profit) is the net growth of ex-TAC Gross Profit from existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded) for the given period divided by the ex-TAC Gross Profit from the same period in the prior-year.
Excludes Connexity.

SELECTED NON-GAAP METRICS


$382M
$106M
$519M
$179M
$665M
$204M
2020A
2021A
2022E
ADJ. EBITDA[1]
($ in millions)
ex-TAC Gross Profit[2]
($ in millions)

25% - 27%
Gross Profit Growth

27% - 29%
ex-TAC Gross Profit Growth

30% - 32%
Ratio of Adj EBITDA to ex-TAC Gross Profit[3]

80%+
Adj. Gross Profit Margin[4]

(1),(2),(3),(4) Adj. EBITDA, ex-TAC Gross Profit, and Ratio of Adj. EBITDA to ex-TAC Gross Profit, and Adj. Gross Profit Margin are Non-GAAP measures, see appendix for reconciliation to GAAP. Adj. Gross Profit Margin is projected to exceed 80% in 2021. Adj. Gross Profit Margin is calculated by dividing Gross Profit by ex-TAC Gross Profit.

Note: Growth rates reflect 2022 growth over 2021. 2022 projection reflects the mid-point of current company guidance.

Taboola

   Thank you.  47

   APPENDIX

   OUR MODEL IN A NUTSHELL  49  Revenues(1)    Traffic Acq Cost (Value to publishers)    ex-TAC Gross Profit(2)    Cost of Revenues    Gross profit    R&D    S&M    G&A    Operating Income  $909  ($627)  $282  ($48)  $234  ($73)  ($110)  ($34)  $17  $1.00 (100%)  ($0.69)  $0.31  ($0.05)    $0.26    ($0.08)  ($0.12)  ($0.04)      –  =  –  =  –  –  –  =  Model components:  Sample inputs / financials:  Illustrative Taboola economics:  Revenue paid by Advertisers, before traffic acquisition costs (TAC) paid to Publishers. CNX Revenues paid by advertisers after traffic acquisition costs paid to Publishers.Revenue to Taboola after TAC paid to Publishers. Non-GAAP measure, see appendix for reconciliation to GAAPNon-GAAP measure, see appendix for reconciliation to GAAPNon cash charges, Cash charges excluded from Adjusted EBITDA    49    Adjusted EBITDA(3)  $67    Dep, Amort, Share Based Comp, Other item  $50  +    =    (4)  Change in WC, Other items + PP&E and Capitalized Platform Costs  ($22)    $45  +  =Free Cash Flow(3)

 HISTORICAL & PROJECTED REVENUES & EX-TAC GROSS PROFIT1 (REPORTED BASIS)  50  (1) Non-GAAP measure, see appendix for reconciliation to GAAPNote: 2022 projections reflect the mid-point of current company guidance.

KEY 2022 MODEL ASSUMPTIONS

ex-TAC Gross Profit[1]

- Historically, Taboola grew 20%+ (CAGR ’17-’21)
- In 2021, Taboola generated $519 million ex-TAC Gross Profit
- For FY 2022, the Company expects ex-TAC Gross Profit in range of $661 - 669M

ADJUSTED EBITDA[2]

- $179 million in 2021 and grew faster than ex-TAC Gross Profit
- For FY 2022, the Company expects Adjusted EBITDA in range of $195 - 213M
- Rule of 40: ex-TAC growth + Ratio of Adj. EBITDA to ex-TAC Gross Profit[3] always above 40%

COST ASSUMPTIONS

- Return to “normal” operations and cost basis in 2022
- Two primary costs (headcount and hardware / IT) grow commensurate with revenue growth
- Higher costs (and lower operating margin) in 2021 driven by transaction related share-based compensation expenses

Operating costs:

($ in millions)


($20)
(6.8%)
$26
6.8%
($13)
(2.6%)
$37
$130
$85
$60
$134
$99
$130
$206
$118
2019A
2020A
2021A
R&D
S&M
G&A
Operating income ($ in millions)
Operating margin (% of ex-TAC revenue)

(1),(2),(3) Non-GAAP measures, see appendix for reconciliation to GAAP

Taboola
51

SELECTED GAAP AND NON-GAAP METRICS  52  (1)Non-GAAP measures, see appendix for reconciliation to GAAPNote: 2022 projections reflect the midpoint of current company guidance.

 (1) Non-GAAP measure, see appendix for reconciliation to GAAP  FY 2022 GUIDANCE  53  1  2  (1)  1  1

 ADDITIONAL MODELING ASSUMPTIONS  Interest expense of approximately $3.5M per quarter associated with $300M term loan related to the Connexity acquisitionShare based compensation of $128M in 2021 unusually high as a result of going public triggering event, 2022 estimated at $83MDepreciation & Amortization of $53M in 2021; increase related to Connexity Purchase Price Accounting allocation, 2022 estimated at $93MFree Cash Flow expected to be 60% of Adjusted EBITDA in long-term models  54

 ADJUSTED EBITDA RECONCILIATION  55  Note: Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net income (loss), the most directly comparable GAAP measures. Certain elements of Net income (loss), including share-based compensation expenses, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net Income (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net income (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

 2021 QUARTERLY RESULTS: ADJUSTED EBITDA RECONCILIATION  56  1A substantial majority is Share-based compensation expenses related to going public.2 Relates to the acquisition of ION Acquisition Corp. 1 Ltd. and going public.  1  2

 EX-TAC GROSS PROFIT RECONCILIATION  57  Note: 2022 projections reflect the midpoint of current company guidance.

 RATIO OF ADJUSTED EBITDA TO EX-TAC GROSS PROFIT RECONCILIATION  3

 EX-TAC GROSS PROFIT MARGIN RECONCILIATION  59

 HISTORICAL & PROJECTED ADJ. GROSS PROFIT MARGIN RECONCILIATION  Note: Adj. Gross Profit Margin is calculated by dividing Gross profit by ex-TAC Gross Profit. 2022 projections reflect midpoint of company’s current guidance.  60

 HISTORICAL FREE CASH FLOW RECONCILIATION  (1) Adj. EBITDA Plus the change in working capital reflects the Net cash provided by operating activities. For estimated periods, Net cash from operating activities assumes 53-57 days payables outstanding and 40-45 days sales outstanding.61

 CONSOLIDATED BALANCE SHEET  ($ in millions)  As of Dec 31, 2019  As of Dec 31, 2020  As of Dec 31, 2021  Cash, cash equivalents and short-term deposits  $ 116  $ 243  $ 319  Total Assets  $ 482  $ 580  $ 1,598  Total Liabilities & Convertible Shares  $ 475  $ 534  $ 830  Accumulated Deficit  $ (40)  $ (31)  $ (56)  Additional Paid-in-capital  $ 47  $ 78  $ 824  Total Shareholders' Equity  $ 7   $ 47  $ 768  4

 2021 QUARTERLY RESULTS:EX-TAC GROSS PROFIT RECONCILIATION  63

 2022 FULL YEAR GUIDANCE:EX-TAC GROSS PROFIT RECONCILIATION  64

 Z  Z  THANK YOU!